 Filed Pursuant to Rule 424(b)(3)
 Registration No. 333-262093
PROSPECTUS
MULLEN AUTOMOTIVE INC.
228,568,886 Shares of Common Stock

This prospectus of Mullen Automotive Inc. (formerly known as Net Element, Inc.), a Delaware corporation (the “Company” or “Mullen”), relates solely to the resale by the investors listed in the section of this prospectus entitled “Selling Stockholders” (the “Selling Stockholders”) of up to 228,568,886 shares (“Offered Shares”) of our common stock, par value $0.001 per share (“Common Stock”). The Offered Shares consist solely of 11,392,058 shares of our Common Stock issued to David Michery, our Chief Executive Officer and other stockholders, 35,654,996 shares of our Common Stock (the “Conversion Shares”) issuable upon conversion of our preferred stock, 148,139,757 shares of our Common Stock (the “Warrant Shares”) issuable upon exercise of outstanding warrants to purchase shares of our Common Stock (the “Warrants”), 2,454,240 shares of our Common Stock (the “Note Shares”) issuable upon conversion of our convertible notes (the “Notes”) and, up to 30,927,835 shares of Common Stock (the ‘‘Equity Line Shares’’) issuable pursuant to an Equity Line of Credit (defined below).
We are registering the resale of the Conversion Shares and the Warrant Shares as required by that certain Registration Rights Agreement, entered into among Mullen Technologies, Inc (“Mullen Technologies”) and certain of the Selling Stockholders (the “Registration Rights Agreement”) and that certain Exchange Agreement, entered into among Mullen Technologies and certain of the Selling Stockholders (the “Exchange Agreement”).
Each share of our Series B Preferred Stock, par value $0.001 per share (“Series B Preferred Stock”) and our Series C Preferred Stock, par value $0.001 per share (“Series C Preferred Stock”) is currently convertible into Common Stock on a 1:1 basis. Currently, 10,745,599 Conversion Shares are issuable upon the conversion of our outstanding Series B Preferred Stock and Series C Preferred Stock. The Warrants (except for 1,383,126 pre-funded warrants) have an exercise price of $8.84 (as adjusted as provided in the warrants and further in accordance with the Merger Agreement (defined below)) were exercisable upon issuance and have a term of five years from the date of issuance. Currently, 16,459,973 Warrant Shares are issuable under the Warrants. The additional shares of our Common Stock included in this prospectus are being registered for resale pursuant to the terms of the Warrants and the Registration Rights Agreement to cover additional shares of Common Stock that may be issuable under the anti-dilution provisions contained in the terms of our Series B Preferred Stock, Series C Preferred Stock and the Warrants and described herein under “Selling Stockholders” and “Description of Capital Stock.”
Our registration of the Conversion Shares and the Warrant Shares covered by this prospectus does not mean that the Selling Stockholders will offer or sell any of the Conversion Shares or Warrant Shares. The Selling Stockholders may sell the Conversion Shares and Warrant Shares covered by this prospectus in a number of different ways and at varying prices. For additional information on the possible methods of sale that may be used by the Selling Stockholders, you should refer to the section of this prospectus entitled “Plan of Distribution” of this prospectus. We will not receive any of the proceeds from the Conversion Shares and the Warrant Shares sold by the Selling Stockholders, other than any proceeds from any cash exercise of the Warrants.
No underwriter or other person has been engaged to facilitate the sale of the Conversion Shares or the Warrant Shares in this offering. Esousa Holdings, LLC is an ‘‘underwriter’’ within the meaning of the Securities Act of 1933. Other Selling Stockholders and any broker-dealers or agents may, individually but not severally, be deemed to be an “underwriter” within the meaning of the Securities Act, of the Conversion Shares and the Warrant Shares that they are offering pursuant to this prospectus. We will bear all costs, expenses and fees in connection with the registration of the Conversion Shares and the Warrant Shares. The Selling Stockholders will bear all commissions and discounts, if any, attributable to their respective sales of the Warrant Shares.
You should read this prospectus, any applicable prospectus supplement and any related free writing prospectus carefully before you invest. Our common stock is listed on The NASDAQ Capital Market under the symbol “MULN”. On January 28, 2022, the last reported sale price of our common stock on The NASDAQ Capital Market was $2.84 per share.

Investing in our securities involves risk. You should carefully consider the risks that we have described under the section captioned “Risk Factors” in this prospectus on page 9 before buying our Securities.
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is February 3, 2022

Mullen Automotive Inc. and its consolidated subsidiaries are referred to herein as “Mullen,” “the Company,” “we,” “us” and “our,” unless the context indicates otherwise.
You may only rely on the information contained in this prospectus or that we have referred you to. We have not authorized anyone to provide you with different information. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities other than the securities offered by this prospectus. This prospectus and any future prospectus supplement do not constitute an offer to sell or a solicitation of an offer to buy any securities in any circumstances in which such offer or solicitation is unlawful. Neither the delivery of this prospectus or any prospectus supplement nor any sale made hereunder shall, under any circumstances, create any implication that there has been no change in our affairs since the date of this prospectus or such prospectus supplement or that the information contained by reference to this prospectus or any prospectus supplement is correct as of any time after its date.

FORWARD-LOOKING STATEMENTS
Some of the statements contained or incorporated by reference in this prospectus may include forward-looking statements that reflect our current views with respect to our research and development activities, business strategy, business plan, financial performance and other future events. These statements include forward-looking statements both with respect to us, specifically, and the biotechnology sector, in general. We make these statements pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Statements that include the words “expect,” “intend,” “plan,” “believe,” “project,” “estimate,” “may,” “should,” “anticipate,” “will” and similar statements of a future or forward-looking nature identify forward-looking statements for purposes of the federal securities laws or otherwise.
All forward-looking statements involve inherent risks and uncertainties, and there are or will be important factors that could cause actual results to differ materially from those indicated in these statements. We believe that these factors include, but are not limited to, those factors set forth under the caption “Risk Factors” in this prospectus supplement and in our most recent Annual Report on Form 10-K and our Quarterly Reports on Form 10-Q, all of which you should review carefully. Please consider our forward-looking statements in light of those risks as you read this prospectus supplement. We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise.
If one or more of these or other risks or uncertainties materializes, or if our underlying assumptions prove to be incorrect, actual results may vary materially from what we anticipate. All subsequent written and oral forward-looking statements attributable to us or individuals acting on our behalf are expressly qualified in their entirety by this Note. Before purchasing any of our securities, you should consider carefully all of the factors set forth or referred to in this prospectus that could cause actual results to differ.

PROSPECTUS SUMMARY
The following summary highlights some information from this prospectus. It is not complete and does not contain all of the information that you should consider before making an investment decision. You should read this entire prospectus, including the “Risk Factors” section on page 6, the financial statements and related notes and the other more detailed information appearing elsewhere or incorporated by reference into this prospectus.
The Company
Mullen Automotive Inc. operates a Southern California-based electric vehicle company that operates in various verticals of businesses focused within the automotive industry. The Company has two electric vehicles under development, one of which we expect to begin delivery of in the second quarter of 2024. Mullen has several divisions that plan to operate synergistic businesses, being: CarHub, a digital platform that leverages artificial intelligence to offer an interactive solution for buying, selling and owning a car, and Mullen Energy, a division focused on advancing battery technology and emergency point-of-care solutions.
Our Strengths and Strategy
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Experienced and proven team in the Electric Vehicle (“EV”) space.   Our executive team has extensive experience in the automotive original equipment manufacturing (“OEM”) space. They have a detailed understanding of the product development cycle from blank sheet to post launch activities in both the high and low volume segments — knowing the different economies of scale which is vital to creating a high-quality profitable product. The team brings expertise in studio design, engineering, manufacturing, energy storage systems, market analysis, corporate development, strategic planning and investment strategies.

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Design.   Our platform architecture creates the opportunity for vehicles with unique aspect ratios — low roof line, wide track width, svelte body, and a long wheelbase. The vehicle will be a top safety plus pick and will have a five-star crash rating. To achieve this target, we will use next generation ultra-high strength steel alloys. The entire structure will use mixed materials.

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Unique plan.   Our approach is speed-to-market with lower capital investment requirements compared to other startup EV companies. Our plan includes launch the Mullen FIVE Crossover in 36 months from program start (with start of production in Q4 of 2024), while keeping expenditures low by utilizing strategic partnerships in engineering and manufacturing, while implementing rigorous spending controls and traceability to mitigate extraneous spending. For our initial launch we will use state-of-the-art Li-Ion technology, but we believe that our future battery technology will eventually allow us to deliver our high voltage batteries under $100 per kWh at over two times the energy density of current commercially available lithium batteries. We anticipate the batteries used in our cars will be able to withstand extreme abuse testing, which we believe should make them safer than other commercially available lithium batteries. We plan to utilize a more environmentally sustainable chemistry that does not have a high content of rare precious materials.

Our Growth Strategy
We intend to leverage the following growth strategies to drive stakeholder value.
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Continue to develop the Mullen FIVE.   We intend to continue to invest in research and development and work on establishing partnerships that would enable us to commence customer deliveries of the vehicle model named the Mullen FIVE as early as fourth quarter of 2024. As part of this plan, we expect to begin building prototype Mullen FIVEs in 2022.

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Develop additional high value, sustainable EV models.   We believe the combination of our design expertise, along with the expected power and versatility of a new platform, will enable us to efficiently achieve our goal of providing a fleet of high value, sustainable EVs. We intend to utilize one or more platforms over time to develop additional vehicles to complement the Mullen FIVE.

Our Vehicles
Our initial entry into the EV and Crossover market will be designed, engineered, and manufactured in the United States. Our business model for entry into the EV market consists of core tenets that include speed-to-market (36 months), efficient use of funds and investments, experienced leadership and engineering, designed to US market needs, and complemented with a portfolio of competitively priced vehicles (multiple vehicles on one platforms) in the fast-growing ESUV segment.
We expect our products and services will include the following:
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Mullen FIVE: The Mullen FIVE represents Mullen Automotive’s entry into the full-electric, mid-size luxury SUV market. The Mullen FIVE is competitively priced starting at $55,000 — for the United States market before federal and state incentives are applied. Offering at least two optional packages, with a price range from a base price of $55,000 to $75,000 (for additional features), will allow customers to purchase a vehicle with options that best fit their budgetary and performance needs. Product validation is expected to begin in the 4th quarter of 2023 with the first sellable vehicles available in the fourth quarter of 2024.

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The Mullen FIVE is expected to deliver an electric range up to 325 miles. We intend to focus more on efficiency rather than extreme performance. We expect to achieve this by optimizing battery capacity, vehicle aerodynamics, rolling inertia, and software controls.

The Merger, Transactions and Name Change
On November 5, 2021, the Company (formerly known as Net Element, Inc.), completed its business combination with Mullen Automotive, Inc. (“Mullen Automotive”), in accordance with the terms of the Second Amended and Restated Agreement and Plan of Merger, dated as of July 20, 2021, as amended, by and among Mullen, Mullen Acquisition, Inc. (“Merger Sub”), Mullen Automotive, and Mullen Technologies (the “Merger Agreement”). Pursuant to the merger, Merger Sub merged with and into Mullen Automotive, with Mullen Automotive surviving as a wholly owned subsidiary of Mullen (the “Merger”).
Prior to the Merger, Mullen Automotive and Mullen Technologies underwent the following transactions: (i) Mullen Technologies assigned and transferred to Mullen Automotive all of its electric vehicle business related assets, business and operations and (ii) Mullen Automotive assumed certain debt and liabilities of Mullen Technologies. Prior to the Merger, Mullen Technologies spun off, via a share dividend, all of the capital stock of Mullen Automotive to the stockholders of Mullen Technologies as of the effective date of such spin off. After such spin off and immediately prior to the Merger, the capital structure of Mullen Automotive (including its issued and outstanding common and preferred stock) mirrored the capital structure of Mullen Technologies. Pursuant to the terms of the Merger Agreement, the Merger Sub merges with and into Mullen Automotive, with Mullen Automotive surviving as a wholly owned subsidiary of the Company. Upon completion of the Merger, the Company became the parent company of Mullen Automotive. In connection with the Merger, the Company changed its name from “Net Element, Inc.” to “Mullen Automotive Inc.”
The Exchange Agreement
Mullen Technologies and the holders (“Noteholders”) of $10,762,500 in aggregate principal amount of 15% unsecured convertible notes (the “Notes”) previously issued pursuant to certain Securities Purchase Agreements between Mullen Technologies and the Noteholders (“Prior SPAs”) entered into an Exchange Agreement (the “Exchange Agreement”) dated as of May 7, 2021, as amended, pursuant to which the Noteholders exchanged their Notes for Series C Preferred Stock of Mullen Technologies (the “Exchange Shares”). A condition to the Noteholders’ obligation to exchange the Notes included that the Company had received conditional approval for listing our Common Stock on the Nasdaq Capital Market and all conditions for closing the Merger had been met. In connection with the initial issuance of the Notes and further to the Exchange Agreement, the Noteholders also received a total of 42,759,290 additional warrants to purchase Mullen Technologies common stock at a purchase price of $0.6877 per share.
The Exchange Agreement requires Mullen Technologies to file a registration statement with the SEC under the Securities Act to register the sale of shares of common stock issuable upon conversion of the

Exchange Shares by the Noteholders (the “Registration Statement”). The Registration Statement must be filed within 15 days of the closing of the Exchange Agreement, and if the Registration Statement is not effective within 60 days of the closing of the Exchange Agreement, penalties will accrue for each day until it becomes effective.
At the effective time of the Merger, (i) each of the Exchange Shares were canceled and converted automatically into the right to receive 0.078 shares of the Series C Preferred Stock, (ii) each of the warrants to purchase Mullen Technologies common stock were canceled and converted automatically into a Warrant and (iii) the obligations under the Exchange Agreement were assumed by the Company.
Prior SPAs and Related Warrants
The Notes described above were issued pursuant to Prior SPAs with the various Noteholders in 2020 and 2021 generally to finance Mullen Technologies’ electric vehicle business. The Prior SPAs provided for the issuance of the Notes and a specified number of warrants allowing the Noteholders to purchase common stock at an exercise price of $0.6877 per share, at any time prior to an expiration date that is generally 5 years after the date of issuance.
At the effective time of the Merger, each of the warrants to purchase Mullen Technologies common stock were canceled and converted automatically into a Warrant.
Additional Securities Purchase Agreement and Related Warrants
One of the Noteholders and Mullen Technologies entered into an additional Securities Purchase Agreement (the “$20 Million SPA”) dated as of May 7, 2021, providing for the purchase of 29,082,449 shares of Series C Preferred Stock of Mullen Technologies (the “Purchase Shares”) at a price per share equal to $0.6877 per share, and five year warrants to purchase, at no additional cost, 75,990,980 shares of common stock of Mullen Technologies at an exercise price $0.6877 per share. Under a proposed revision to the $20 Million SPA, by mutual agreement of the investor and Mullen Technologies, an additional $40 million of Series C Preferred Stock with similar warrant coverage may be sold by Mullen Technologies to the investor. The exercise price of these warrants is subject to adjustment in accordance with their terms and further in accordance with Schedule A of the Merger Agreement.
As a condition to entering into the $20 Million SPA, the parties also entered into a Registration Rights Agreement, whereby Mullen Technologies is required to file a registration statement (the “Initial Registration Statement”) to register for resale all of the Registrable Securities issuable under the $20 Million SPA not later than the 15th day following the closing of the purchase of the Series C Preferred Stock under the $20 Million SPA (the “Filing Deadline”). Subject to certain limitations and exceptions, Registrable Securities include all shares of common stock issuable upon conversion of the Series C Preferred Stock and exercise of the warrants purchased pursuant to the $20 Million SPA, along with shares issuable in connection with anti-dilution provisions or upon any stock split, dividend or other distribution, recapitalization or similar event. The Initial Registration Statement must cover at least 125% of the maximum number of shares issuable on conversion of the Series C Preferred Stock and exercise of the warrants. The Initial Registration Statement must be declared effective by the SEC not later than the 60th day following the Filing Deadline or, in the event of a full review by the SEC, the 120th day following the Filing Deadline (the “Effectiveness Deadline”). The Registration Rights Agreement contains other requirements as to the form and content of the required registration statement, the timing of requesting SEC action to declare the registration statement effective, and of certain notices that must be given to the holders with respect to effectiveness and other matters.
At the effective time of the Merger, (i) each of the Purchase Shares were canceled and converted automatically into the right to receive 0.078 shares of the Series C Preferred Stock, (ii) each of the warrants to purchase Mullen Technologies common stock were canceled and converted automatically into a Warrant and (iii) the obligations under the Registration Rights Agreement were assumed by the Company.
Drawbridge Convertible Note
On July 23, 2020, Mullen Technologies issued DBI Lease Buyback Servicing LLC, an affiliate of Drawbridge Investments LLC (“Drawbridge”), the Drawbridge Convertible Note. The Drawbridge

Convertible Note is a secured convertible promissory note in the principal sum of $23,831,554 bearing interest at 28% per annum, compounded monthly, due and payable on or before July 23, 2022.
At the effective time of the Merger, (i) the Drawbridge Convertible Note convertible into shares of Common Stock, (ii) 30,000 shares of Series A Preferred Stock of Mullen Technologies, and 71,516,534 shares (or 100%) of the shares of Series B Preferred Stock of Mullen Technologies held by Drawbridge and its affiliates were canceled and converted automatically into the right to receive 2,329,665 shares of our Common Stock issuable upon the conversion of the principal amount and accrued interest as of September 30, 2021 of a convertible note and 5,567,319 shares of our Series B Preferred Stock.
$30 Million Equity Line of Credit
On September 1, 2021, Mullen Technologies and Esousa Holdings LLC (“Esousa”) entered into a Securities Purchase Agreement (the “Equity Line of Credit”) whereby the Esousa Holdings, LLC committed to purchase up to an aggregate of up to $30,000,000, or $2.5 million per month, in Common Stock over a twelve-month period. At the effective time of the Merger, the obligations under the Equity Line of Credit were assumed by the Company.
The number of shares of Common Stock issued by the Company at each draw down date is calculated by multiplying 125% by the amount of each draw down (up to $2,500,000) and then dividing by the closing sale price of the Common Stock on the principal securities exchange or trading market on which the Common Stock is listed or trading on the trading day immediately prior to the draw down. The number of Common Shares issued is then subject to adjustment and will be issued at a purchase price per share equal to 95% of the dollar volume-weighted average price per share of Common Stock during the ten trading days following the draw down date.
As a condition to the obligation of the investor to fund the Equity Line of Credit, the Company must file an SEC registration statement covering the sale of the Common Stock issued under the Equity Line of Credit and such registration statement must be declared effective. The Company shall not issue any Common Stock under the Equity Line of Credit if that would result in Esousa’s beneficial ownership equaling more than 9.9% of the Company’s outstanding Common Stock.
Corporate Information
Our principal offices are located at 1405 Pioneer St, Brea, CA 92821 and our telephone number is (714) 613-1900. Our website address is https://mullenusa.com/. Our website and the information contained on, or that can be accessed through, our website shall not be deemed to be incorporated by reference in, and are not considered part of, this prospectus. You should not rely on any such information in making your decision whether to purchase our common stock.

This Offering
We are registering for resale by the Selling Stockholders named herein the 228,568,886 shares of our Common Stock as described below.
Securities being offered:
11,392,058 shares of our Common Stock issued to David Michery, our Chief Executive Officer and other stockholders, 148,139,757 shares of our Common Stock issuable upon exercise of the Warrants, 2,454,240 shares of our Common Stock issuable upon conversion of the Note Shares, 5,567,319 shares of our Common Stock issuable upon conversion of our Series B Preferred Stock, 30,087,677 shares of our Common Stock issuable upon conversion of our Series C Preferred Stock and, up to 30,927,835 shares of Common Stock issuable pursuant to the Equity Line of Credit. The additional shares of our Common Stock included in this prospectus are being registered for resale pursuant to the terms of the Warrants and the Registration Rights Agreement to cover additional shares of Common Stock that may be issuable under the anti-dilution provisions contained in the terms of our Series B Preferred Stock, Series C Preferred Stock, Note Shares, and the Warrants and described herein under “Selling Stockholders” and “Description of Capital Stock.”
Use of proceeds:
We will not receive any of the proceeds from the sale or other disposition of shares of our Common Stock by the Selling Stockholders. However, we may receive the proceeds from any exercise of Warrants and Note Shares. See the section of this prospectus titled “Use of Proceeds.”
Market for Common Stock:
Our Common Stock is listed on The NASDAQ Capital Market under the symbol “MULN.” On January 28, 2022, the last reported sale price of our Common Stock on The NASDAQ Capital Market was $2.84 per share.
Risk factors:
See “Risk Factors” beginning on page 9 for risks you should consider before investing in our shares.

RISK FACTORS
Investing in our securities involves risks. You should carefully consider the risks, uncertainties and other factors described in the Company’s Registration Statement on Form 10-K (File No. 001-34887) filed with the SEC on December 29, 2021, as supplemented and updated by subsequent Quarterly Reports on Form 10-Q and Current Reports on Form 8-K that we have filed or will file with the Securities and Exchange Commission (the “SEC”), and in other documents which are incorporated by reference into this prospectus, as well as the risk factors and other information contained in or incorporated by reference into any accompanying prospectus supplement before investing in any of our securities. Our financial condition, results of operations or cash flows could be materially adversely affected by any of these risks. The risks and uncertainties described in the documents incorporated by reference herein are not the only risks and uncertainties that you may face.
Risks Related to the Offering
The Selling Stockholders may sell a large number of shares, resulting in substantial diminution to the value of shares of Common Stock held by our current stockholders.
Pursuant to our Amended and Restated Certificate of Incorporation and the terms of the Warrants, the Series B Preferred Stock and Series C Preferred Stock may not be converted, and the Warrants may not be exercised, into shares of Common Stock to the extent that the issuance of shares of Common Stock would cause the Selling Stockholder to beneficially own more than 9.99% of our thenoutstanding shares of Common Stock. However, we do not have the right to control the timing and amount of any sales by the Selling Stockholders of the shares registered for resale hereunder. In addition, these restrictions do not prevent the Selling Stockholders from selling shares of Common Stock received in connection with such conversions or exercises and then receiving additional shares of Common Stock in connection with a subsequent issuance. In this way, the Selling Securityholders could sell more than 9.99% of the outstanding shares of Common Stock in a relatively short time frame while never holding more than 9.99% at any one time.
The market price of shares of our Common Stock could decline as a result of substantial sales of our Common Stock, particularly sales by our directors, executive officers and significant stockholders. Further, the registration of the sale of shares of our Common Stock hereunder may create a circumstance commonly referred to as an “overhang” whereby a large number of shares of our Common Stock become available for sale or the perception in the market that holders of a large number of shares intend to sell their shares. The existence of an overhang and the anticipation of such sales, whether or not sales have occurred or are occurring, could cause the market price of our Common Stock to fall. It could make more difficult our ability to raise additional financing through the sale of equity or equity-related securities in the future at a time and price that we deem reasonable or appropriate.
Our outstanding shares of convertible preferred stock contain anti-dilution protection, which may cause significant dilution to our stockholders.
As of December 27, 2021, we had outstanding 23,383,202 shares of Common Stock. As of that same date, we also had outstanding 15,358 shares of Series A Preferred Stock convertible into an aggregate of 1,535,800 shares of Common Stock, 5,567,319 shares of Series B Preferred Stock convertible into an aggregate of 5,567,319 shares of Common Stock and 5,178,280 shares of Series C Preferred Stock convertible into an aggregate of 5,178,280 shares of Common Stock. The issuance of shares of Common Stock upon the conversion of such shares of preferred stock would dilute the percentage ownership interest of holders of our Common Stock, dilute the book value per share of our Common Stock and increase the number of our publicly traded shares, which could depress the market price of our Common Stock.
In addition, the shares of Series B Preferred Stock and Series C Preferred Stock contain weighted average anti-dilution provisions which, subject to limited exceptions, would increase the number of shares issuable upon conversion of such preferred stock (by reducing the conversion price of the Series B Preferred Stock and Series C Preferred Stock) in the event that we in the future issue Common Stock, or securities convertible into or exercisable to purchase Common Stock, at a price per share lower than the conversion price then in effect.

Further, on January 31, 2022 we received stockholder approval by the written consent of a majority of our stockholders approving, and on January 31, 2022 filed a preliminary information statement of Schedule 14C with the SEC, seeking to ratify, the filing of a Certificate of Amendment to our Amended and Restated Certificate of Incorporation to increase the conversion price of the Series B Preferred Stock and Series C Preferred Stock from $0.6877 per share to $8.84 per share. The Amendments are being adopted to honor the terms set forth in the Second Amended and Restated Agreement and Plan of Merger, dated as of July 20, 2021, by and among us, Net Element, Inc., Mullen Acquisition, Inc. and Mullen Technologies, Inc. (the “Merger Agreement”), pursuant to which we agreed to issue shares of our Series B Preferred Stock and Series C Preferred Stock to holders of Series B Preferred Stock and Series C Preferred Stock of Mullen Technologies, Inc. at a ratio of 1-for-12.846. Upon issuance of the preferred stock at such ratio a corresponding adjustment should have been made to the conversion price of such Series B Preferred Stock and Series C Preferred Stock and such adjustment should have been reflected in our Amended and Restated Certificate of Incorporation that was filed after the closing of the merger. Our board of directors and stockholders have approved the Amendments because such corresponding adjustment was not reflected in the Amended and Restated Certificate of Incorporation.
The Amendments do not have the effect of diluting holders of our Common Stock. However, after the filing of a Certificate of Amendment effecting the Amendments, in the event that we in the future issue Common Stock, or securities convertible into or exercisable to purchase Common Stock, at a price per share that is less than $8.84, then the number of shares issuable upon conversion of our Series B Preferred Stock and Series C Preferred Stock would increase.
Any equity financing or debt financing that requires the issuance of equity securities or warrants, including equity financing envisioned by the Equity Line of Credit, could trigger the weighted average anti-dilution provisions included in our Amended and Restated Certificate of Incorporation and cause the percentage ownership by our current stockholders to be diluted, which dilution may be substantial and could result in downward pressure on the price of our Common Stock.
The issuance of large numbers of shares of our Common Stock pursuant to the Equity Line of Credit may have a significant dilutive effect on existing stockholders and negatively impact the market price of our Common Stock.
The issuance of our Common Stock to Esousa in accordance with the Equity Line of Credit will have a dilutive impact on our stockholders, and such impact may be significant. As a result, the market price of our Common Stock could decline. In addition, the lower our stock price is at each closing under the terms of the Equity Line of Credit, the more shares of our Common Stock we will have to issue to Esousa. If our stock price decreases, then our existing stockholders will experience greater dilution for any given dollar amount received by us through the Equity Line of Credit. The perceived risk of dilution may cause our stockholders to sell their shares, which may cause a decline in the price of our Common Stock.
Our commitment to issue shares of Common Stock pursuant to the Equity Line of Credit could encourage short sales by third parties, including by Esousa, which could contribute to the future decline of our stock price.
Our committement to issue shares of Common Stock pursuant to the Equity Line of Credit has the potential to cause significant downward pressure on the price of our Common Stock. In such an environment, short sellers may contribute exacerbate any decline of our stock price. If there are significant short sales of our Common Stock, a the share price of our Common Stock may decline more than it would in an environment without such activity. This may cause other holders of our Common Stock to sell their shares. If there are many more shares of our Common Stock on the market for sale than the market will absorb, the price of our common shares will likely decline.
The Selling Stockholders, including Esousa, may participate in short sales of our Common Stock. They may enter into hedging transactions with broker-dealers, which may in turn engage in short sales of the shares of Common Stock in the course of hedging in positions they assume. The Selling Stockholders may also sell shares of Common Stock short and deliver shares of Common Stock covered by this prospectus to close out short positions and to return borrowed shares in connection with such short sales. The Selling Stockholders may also loan or pledge shares of Common Stock to broker-dealers that in turn may sell such shares. Such activity could cause a decline in the market price of the shares of our Common Stock.

Esousa will pay less than the then-prevailing market price of our Common Stock which could cause the price of our Common Stock to decline.
Our Common Stock to be issued under the Equity Line of Credit will be purchased at discount. The shares of Common Stock are issued at a purchase price per share equal to 95% of the dollar volume-weighted average price per share of Common Stock during the ten trading days following the draw down date.
Esousa has a financial incentive to sell our shares immediately upon receiving them to realize the profit between the discounted price and the market price. If Esousa sells our shares, the price of our common stock may decrease. If our stock price decreases, Esousa may have further incentive to sell such shares. Accordingly, the discounted sales price in the Equity Line of Credit may cause the price of our common stock to decline.
For more information about our SEC filings, please see “Where You Can Find More Information” and “Incorporation of Certain Information by Reference.”
We may not be able to access the full amounts available under the terms of the Equity Line of Credit, which could prevent us from accessing the capital we need to continue our operations, which could have an adverse effect on our business.
We intend to rely on the Equity Line of Credit for our near-term capital needs. Subject to the satisfaction of certain conditions, including the condition that the registration statement of which this prospectus is a part is declared effective by the SEC, Esousa will purchase $30 million of shares of our Common Stock over a 12-month period.
However, Esousa will not be required to purchase any shares of our Common Stock if all conditions precedent to such sale have not been met. Such conditions include (i) that the price of our Common Stock remains above $3.00 at the close of the trading day immediately preceeding the closing of a sale under the Equity Line of Credit; and (ii) that the average daily trading volume of our Common Stock for the five trading days preceeding the closing of a sale under the Equity Line of Credit, is greater than $1 million. Further, we will not issue any Common Stock, and Esousa will have no obligation to buy Common Stock, if such issuance would result in Esousa’s beneficial ownership exceeding 9.99% of the then outstanding shares of our Common Stock.
We may be unable to satisfy all of the conditions in the Equity Line of Credit necessary for Esousa’s obligation to purchase shares of our Common Stock. If that occurs, we may be unable to access the full $30 million available under the Equity Line of Credit, or a substantial portion thereof, or our access to such funds may be delayed. Our inability to access a portion or the full amount available under the Equity Line of Credit, in the absence of any other financing sources, could prevent us from accessing the capital we need to continue our operations, which could have a material adverse effect on our business.

USE OF PROCEEDS
We will receive no proceeds from the sale of shares of Common Stock by the Selling Stockholders.
We may receive proceeds from the exercise of the Warrants and issuance of the shares of our Common Stock issuable upon exercise of the Warrants. If all of the Warrants mentioned above were exercised for cash in full, the proceeds would be approximately $133 million. We intend to use the net proceeds of such Warrant exercise, if any, for the operational program budget. We can make no assurances that any of the Warrants will be exercised, or if exercised, that they will be exercised for cash, the quantity which will be exercised or in the period in which they will be exercised.
We will receive proceeds from the sale of our Common Stock to Esousa under the Equity Line of Credit. Neither the Equity Line of Credit with Esousa nor any rights of the parties under the Equity Line of Credit with Esousa may be assigned or delegated to any other person.

SELLING STOCKHOLDERS
The shares of Common Stock being offered by the Selling Stockholders are those held by the Selling Stockholders or issuable to the Selling Stockholders, upon the conversion of our Note Shares, outstanding Series B Preferred Stock and Series C Preferred Stock or exercise of the Warrants. For additional information regarding the issuances of those shares of Common Stock and the Warrants, see sections titled “The Exchange Agreement,” “Prior SPAs and Related Warrants,” “Additional Securities Purchase Agreement and Related Warrants,” “Drawbridge Convertible Note,” and “$30 Million Equity Line of Credit” above. We are registering the Common Stock in order to permit the Selling Stockholders to offer the shares for resale from time to time. Except for the ownership of the shares of Common Stock and the Warrants, the Selling Stockholders (other than David Michery, our Chief Executive Officer) have not had any material relationship with us within the past three years.
The table below lists the Selling Stockholders and other information regarding the beneficial ownership of the shares of Common Stock by each of the Selling Stockholders. The second column lists the number of shares of Common Stock beneficially owned by each Selling Stockholder, based on its ownership of the shares of Common Stock, shares of Series A Preferred Stock, Series B Preferred Stock and Series C Preferred Stock and exercise of the Notes and the Warrants, as of January 7, 2022, assuming conversion of the Series A Preferred Stock, Series B Preferred Stock and Series C Preferred Stock and exercise of the Notes and exercise of the Warrants held by the Selling Stockholders on that date, without regard to any limitations on exercises. The third column lists the maximum number of shares of Common Stock being offered by this prospectus by the Selling Stockholders.
Under the terms of the Series A Preferred Stock, Series B Preferred Stock and Series C Preferred Stock and exercise of the Notes and the Warrants, a Selling Stockholder may not convert shares of the preferred stock into Common Stock or exercise the notes and warrants to the extent such exercise would cause such Selling Stockholder, together with its affiliates, to beneficially own a number of shares of Common Stock which would exceed 9.99%, as applicable, of our then outstanding Common Stock following such exercise, excluding for purposes of such determination Common Stock issuable upon conversion of shares of the preferred stock which have not been converted or exercise of the notes and warrants which have not been exercised. The number of shares in the second column does not reflect this limitation. The Selling Stockholders may sell all, some or none of their shares in this offering. See “Plan of Distribution.”
Name of Selling Securityholder	Number of Shares of Common Stock Owned Prior to Offering	Maximum Number of Shares of Common Stock to be Sold Pursuant to this Prospectus	Number of Shares of Common Stock Owned After Offering	Percentage of Shares of Common Stock Owned After Offering if Greater than 1%
Acuitas Capital, LLC(1)	11,363,838	31,850,187	747,109	3.1%
Cambria Capital, LLC(2)	9,016	27,048	—	*
Digital Power Lending, LLC(3)	2,406,676	4,829,280	796,916	3.3%
Esousa Holdings, LLC(4)	4,392,341	33,266,293	2,053,883	8.1%
JADR Consulting Pty Limited(5)	3,230,474	6,702,987	1,120,720	4.6%
Jess Mogul(6)	284,802	852,906	—	*
Jim Fallon(7)	200,843	602,529	—	*
Mank Capital, LLC(8)	219,869	659,607	—	*
TDR Capital Pty Limited(9)	6,058,008	12,197,154	1,992,290	7.9%
Joel M. Vanderhoof(10)	169,760	509,280	—	*
Jon Sigurdsson(11)	97,007	97,007	—	*
Helen Burgess(12)	169,760	169,760	—	*
Vision Outdoor Living, Inc.(13)	38,795	38,795	—	*
Michael Friedlander(14)	49,808	149,924	—	*

Name of Selling Securityholder	Number of Shares of Common Stock Owned Prior to Offering	Maximum Number of Shares of Common Stock to be Sold Pursuant to this Prospectus	Number of Shares of Common Stock Owned After Offering	Percentage of Shares of Common Stock Owned After Offering if Greater than 1%
Etienne L. Weidemann(15)	33,960	33,960	—	*
Jacques Terblanche(16)	33,960	33,960	—	*
Kurtis D. Hughes(17)	22,640	22,640	—	*
Robert J. Burgess(18)	45,280	45,280	—	*
David Michery(19)	45,109,775	7,421,120	37,688,655	61.7%
Elegant Funding, Inc.(20)	171,652	171,652	—	*
Keith Drohan(21)	623	623	—	*
Tiffany N. Drohan(22)	1,646,456	1,646,456	—	*
Tiffany A. Drohan(23)	1,946	1,946	—	*
HLE Development, Inc.(24)	672,595	672,595	—	*
Drawbridge Investments, LLC(25)	8,130,384	7,896,984	233,400	*
Preston Smart(26)	1,046,700	1,000,000	46,700	*

*
Represents less than 1%

(1)
Consists of (i) 2,703,015 shares of Common Stock issuable upon conversion of 2,703,015 shares of Series C Preferred Stock, (ii) 7,913,714 shares of Common Stock issuable upon exercise of 7,913,714 Warrants, and (iii) 747,109 shares of Common Stock issuable upon conversion of 747,109 shares of Series C Preferred Stock that the stockholder has the right to purchase until November 5, 2022, which may be deemed to be beneficially owned by Terren Peizer, who serves as the Chief Executive Officer of Acuitas Capital, LLC. The address for Acuitas Capital, LLC is 2120 Colorado Ave, Ste 230, Santa Monica, CA 90404

(2)
Consists of 9,016 shares of Common Stock issuable upon exercise of 9,016 Warrants, which may be deemed to be beneficially owned by Joel M. Vanderhoof, who serves as the President of Cambria Capital, LLC. Cambria Capital, LLC was a placement agent for Mullen Technologies. The address for Cambria Capital, LLC is 488 E Winchester St, Ste 200, Salt Lake City, UT 84107.

(3)
Consists of (i) 414,384 shares of Common Stock issuable upon conversion of 414,384 shares of Series C Preferred Stock, (ii) 1,195,376 shares of Common Stock issuable upon exercise of 1,195,376 Warrants and (iii) 796,916 shares of Common Stock issuable upon conversion of 796,916 shares of Series C Preferred Stock that such holder has the right to purchase until November 5, 2022, which may be deemed to be beneficially owned by David Katzoff, who serves as the Manager of Digital Power Lending, LLC. Digital Power Lending, LLC is a wholly owned subsidiary of Ault Global Holdings, Inc. The address for Digital Power Lending, LLC is 940 South Coast Drive, Ste 200, Costa Mesa, CA 92626.

(4)
Consists of (i) 477,666 shares of Common Stock, (ii) 138,071 shares of Common Stock issuable upon conversion of 138,071 shares of Series C Preferred Stock, (iii) 1,383,126 shares of Common Stock issuable upon exercise in full of pre-funded warrants, (iv) 339,595 shares of Common Stock issuable upon exercise of 339,595 Warrants, (v) 226,397 shares of Common Stock issuable upon conversion of 226,397 shares of Series C Preferred Stock that such holder has the right to purchase until November 5, 2022, and (vi) up to 30,927,835 shares of Common Stock under the Equity Line of Credit, which may be deemed to be beneficially owned through Esousa Holdings, LLC by Michael Wachs, who serves as the sole Managing Member of Esousa Holdings, LLC and (i) 1,827,486 shares of Common Stock issuable upon exercise of 1,827,486 Warrants, which may be deemed to be beneficially owned through Ceocast, Inc. by Michael Wachs. The address for Esousa Holdings, LLC, Ceocast, Inc. and Michael Wachs is 211 E 43rd St, 4th Fl, New York, NY 10017.

(5)
Consists of (i) 124,575 shares of Common Stock issuable upon conversion of a convertible note, (ii)  498,764 shares of Common Stock issuable upon conversion of 498,764 shares of Series C Preferred

Stock, (iii) 1,610,990 shares of Common Stock issuable upon exercise of 1,610,990 Warrants, and (iv) 996,145 shares of Common Stock issuable upon conversion of 996,145 shares of Series C Preferred Stock that such holder has the right to purchase until November 5, 2022, which may be deemed to be beneficially owned by Justin Davis-Rice, who serves as the Director of JADR Consulting Pty Limited. The address for JADR Consulting Pty Limited is Suite 61.06, 25 Martin Place, Sydney NSW 2000 Australia.
(6)
Consists of (i) 81,045 shares of Common Stock issuable upon conversion of 81,045 shares of Series C Preferred Stock, and (ii) 203,757 shares of Common Stock issuable upon exercise of 203,757 Warrants. The address for Jess Mogul is 347 W 87 St, Apt 2R, New York, NY 10024.

(7)
Consists of (i) 57,364 shares of Common Stock issuable upon conversion of 57,364 shares of Series C Preferred Stock, and (ii) 143,479 shares of Common Stock issuable upon exercise of 143,479 Warrants. The address for Jim Fallon is 137 West 83rd St, Apt 5W, New York, NY 10024.

(8)
Consists of (i) 62,806 shares of Common Stock issuable upon conversion of 62,806 shares of Series C Preferred Stock, and (ii) 157,063 shares of Common Stock issuable upon exercise of 157,063 Warrants, which may be deemed to be beneficially owned by Jess Mogul, who serves as the President of Mank Capital, LLC. The address for Mank Capital, LLC is 347 W 87 St, Apt 2R, New York, NY 10024.

(9)
Consists of (i) 1,050,032 shares of Common Stock issuable upon conversion of 1,050,032 shares of Series C Preferred Stock, (ii) 3,015,686 shares of Common Stock issuable upon exercise of 3,015,686 Warrants, and (iii) 1,992,290 shares of Common Stock issuable upon conversion of 1,992,290 shares of Series C Preferred Stock that such holder has the right to purchase until November 5, 2022, which may be deemed to be beneficially owned by Timothy Davis-Rice, who serves as the Director of TDR Capital Pty Limited. The address for TDR Capital Pty Limited is 4 Murchison Street, Mittagong, NSW 2575, Australia.

(10)
Consists of (i) 44,959 shares of Common Stock issuable upon conversion of 44,959 shares of Series C Preferred Stock, and (ii) 124,801 shares of Common Stock issuable upon exercise of 124,801 Warrants. The address for Joel M. Vanderhoof is 1856 E Baywood Dr, Holladay, UT 84117.

(11)
Consists of (i) 25,691 shares of Common Stock issuable upon conversion of 25,691 shares of Series C Preferred Stock, and (ii) 71,316 shares of Common Stock issuable upon exercise of 71,316 Warrants. The address for Jon Sigurdsson is 111 E Washington St, Orlando Fl 32801.

(12)
Consists of (i) 44,959 shares of Common Stock issuable upon conversion of 44,959 shares of Series C Preferred Stock, and (ii) 124,801 shares of Common Stock issuable upon exercise of 124,801 Warrants. The address for Helen Burgess is 6905 South 1300 East, #4907, Cottonwood Heights, UT 84047-1817.

(13)
Consists of (i) 10,778 shares of Common Stock issuable upon conversion of 10,778 shares of Series C Preferred Stock, and (ii) 28,017 shares of Common Stock issuable upon exercise of 28,017 Warrants. The address for Vision Outdoor Living, Inc. is 1421 North Wanda Rd, Ste 120, Orange, CA 92867.

(14)
Consists of (i) 12,452 shares of Common Stock issuable upon conversion of 12,452 shares of Series C Preferred Stock, and (ii) 37,356 shares of Common Stock issuable upon exercise of 37,356 Warrants. The address for Michael Friedlander is 46 Tarryhill Rd, Tarrytown, NY 10591.

(15)
Consists of (i) 8,490 shares of Common Stock issuable upon conversion of 8,490 shares of Series C Preferred Stock and (ii) 25,470 shares of Common Stock issuable upon exercise of 25,470 Warrants. The address for Etienne L. Wiedemann is 31222 Ceanothus Dr., Laguna Beach, CA 92651.

(16)
Consists of (i) 8,490 shares of Common Stock issuable upon conversion of 8,490 shares of Series C Preferred Stock and (ii) 25,470 shares of Common Stock issuable upon exercise of 25,470 Warrants.

(17)
Consists of (i) 5,660 shares of Common Stock issuable upon conversion of 5,660 shares of Series C Preferred Stock and (ii) 16,980 shares of Common Stock issuable upon exercise of 16,980 Warrants. The address for Kurtis D. Hughes is 6636 Bouchelle Cove, Salt Lake City, UT 84121.

(18)
Consists of (i) 11,320 shares of Common Stock issuable upon conversion of 11,320 shares of Series C Preferred Stock and (ii) 33,960 shares of Common Stock issuable upon exercise of 33,960 Warrants. The address of Robert J. Burgess is PO Box 443, Broadbeach, Queensland 4218, Australia.

(19)
Consists of (i) 8,421,120 shares of Common Stock held directly by Mr. Michery, and (ii) the following shares over which Mr. Michery has voting power pursuant to Voting Agreements (as described below):

(a) 2,535,104 shares of Common Stock, (b) 1,490,400 shares of Common Stock issuable upon conversion of 14,904 shares of Series A Preferred Stock, (c) 5,567,319 shares of Common Stock issuable upon conversion of Series B Preferred Stock, (d) 4,925,655 shares of Common Stock issuable upon conversion of Series C Preferred Stock, (e) 14,417,504 shares of Common Stock issuable upon exercise of warrants, (f) 5,299,456 shares of Common Stock issuable upon conversion of 5,299,456 shares of Series C Preferred Stock that the grantee of the proxy has the right to purchase until November 5, 2022, and (g) 2,454,240 shares of Common Stock issuable upon conversion of convertible notes. Effective as of the Closing Date of the Merger, Mr. Michery entered into voting agreements with certain holders of the Company’s securities (the “Voting Agreements”) pursuant to which such holders agreed to vote as directed by Mr. Michery, and also granted Mr. Michery an irrevocable proxy, at an annual or special meeting of stockholders or through the solicitation of a written consent of stockholders on any election of directors of the Company or any proposal to approve a change of control of the Company, which includes a merger, sale or other disposition of the securities of the Company or all or substantially all of its assets. The Voting Agreements have a term of three years or longer. The Voting Agreements cover 42.57% of our outstanding Common Stock, 97.0% of the Series A Preferred Stock, 100% of the Series B Preferred Stock and 95.1% of the Series C Preferred Stock. The rules of the SEC permit that the same securities may be “beneficially owned” by more than one person. All but 7,421,120 shares of Common Stock listed as beneficially owned by Mr. Michery are also listed as beneficially owned by other Selling Stockholders. Sales of these securities or the Common Stock underlying these securities byother Selling Stockholders would reduce the number of shares of our Common Stock deemed to be beneficially owned by Mr. Michery.
(20)
Consists of 171,652 shares of Common Stock.

(21)
Consists of 623 shares of Common Stock.

(22)
Consists of 1,646,456 shares of Common Stock.

(23)
Consists of 1,946 shares of Common Stock. The address of Tiffany A. Drohan is 5500 Marquet Court, Yorba Linda, CA 92887.

(24)
Consists of 672,595 shares of Common Stock. The address of HLE Development, Inc. is 7171 Warner Avenue, Ste B689, Huntington Beach, CA 92647.

(25)
Consists of (i) 233,400 shares of Common Stock issuable upon conversion of 2,334 shares of Series A Preferred Stock, (ii) 5,567,319 shares of Common Stock issuable upon conversion of 5,567,319 Series B Preferred Stock and (iii) 2,329,665 shares of Common Stock issuable upon conversion of the principal amount and accrued interest as of September 30, 2021 a convertible note. The address of Drawbridge Investments, Inc. is 211 Boulevard of the Americas, Ste 205, Lakewood, NJ 08701.

(26)
Consists of 1,000,000 shares of Common Stock held directly by Preferred Management Partners, Inc. and Preston Smart is the sole owner of Preferred Management Partners, Inc. The address for Preston Smart is 1543 Villa Rica Dr., Henderson, NV 89052.

PLAN OF DISTRIBUTION
We are registering the shares of Common Stock to permit the resale of these shares of Common Stock by the holders thereof from time to time after the date of this prospectus. We will not receive any of the proceeds from the sale by the Selling Stockholders of the shares of Common Stock. We will bear all fees and expenses incident to our obligation to register the shares of Common Stock
The Selling Stockholders may sell all or a portion of the shares of Common Stock beneficially owned by them and offered hereby from time to time directly or through one or more underwriters, broker-dealers or agents. If the shares of Common Stock are sold through underwriters or broker-dealers, the Selling Stockholders will be responsible for underwriting discounts or commissions or agent’s commissions. The shares of Common Stock may be sold in one or more transactions at fixed prices, at prevailing market prices at the time of the sale, at varying prices determined at the time of sale, or at negotiated prices. These sales may be effected in transactions, which may involve crosses or block transactions,
•
on any national securities exchange or quotation service on which the securities may

•
be listed or quoted at the time of sale;

•
in the over-the-counter market;

•
in transactions otherwise than on these exchanges or systems or in the over-the-counter market;

•
through the writing of options, whether such options are listed on an options exchange or otherwise;

•
ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•
block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•
purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•
an exchange distribution in accordance with the rules of the applicable exchange;

•
privately negotiated transactions;

•
short sales;

•
sales pursuant to Rule 144;

•
broker-dealers may agree with the selling securityholders to sell a specified number of

•
such shares at a stipulated price per share;

•
a combination of any such methods of sale; and

•
any other method permitted pursuant to applicable law.

If the Selling Stockholders effect such transactions by selling shares of Common Stock to or through underwriters, broker-dealers or agents, such underwriters, broker-dealers or agents may receive commissions in the form of discounts, concessions or commissions from the Selling Stockholders or commissions from purchasers of the shares of Common Stock for whom they may act as agent or to whom they may sell as principal (which discounts, concessions or commissions as to particular underwriters, broker-dealers or agents may be in excess of those customary in the types of transactions involved). In connection with sales of the shares of Common Stock or otherwise, the Selling Stockholders may enter into hedging transactions with broker-dealers, which may in turn engage in short sales of the shares of Common Stock in the course of hedging in positions they assume. The Selling Stockholders may also sell shares of Common Stock short and deliver shares of Common Stock covered by this prospectus to close out short positions and to return borrowed shares in connection with such short sales. The Selling Stockholders may also loan or pledge shares of Common Stock to broker-dealers that in turn may sell such shares. The Selling Stockholders may pledge or grant a security interest in some or all of the warrants or shares of Common Stock owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares of Common Stock from time to time pursuant to this prospectus or any amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act of 1933, as amended, amending, if necessary, the list of Selling Stockholders to include the pledgee, transferee or other successors in interest as Selling Stockholders under this prospectus. The Selling Stockholders also may transfer and donate the shares of Common Stock in other circumstances in which case the transferees, donees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus.
Esousa is an “underwriter” within the meaning of the Securities Act of 1933. Other Selling Stockholders and any broker-dealer participating in the distribution of the shares of Common Stock may be deemed to be “underwriters” within the meaning of the Securities Act, and any commission paid, or any discounts or concessions allowed to, any such broker-dealer may be deemed to be underwriting commissions or discounts under the Securities Act. At the time a particular offering of the shares of Common Stock is made, a prospectus supplement, if required, will be distributed which will set forth the aggregate amount of shares of Common Stock being offered and the terms of the offering, including the name or names of any broker-dealers or agents, any discounts, commissions and other terms constituting compensation from the Selling Stockholders and any discounts, commissions or concessions allowed or reallowed or paid to broker-dealers.
Under the securities laws of some states, the shares of Common Stock may be sold in such states only through registered or licensed brokers or dealers. In addition, in some states the shares of Common Stock may not be sold unless such shares have been registered or qualified for sale in such state or an exemption from registration or qualification is available and is complied with. There can be no assurance that any Selling Stockholder will sell any or all of the shares of Common Stock registered pursuant to the registration statement, of which this prospectus form is a part.
The Selling Stockholders and any other person participating in such distribution will be subject to applicable provisions of the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder, including, without limitation, Regulation M of the Exchange Act, which may limit the timing of purchases and sales of any of the shares of Common Stock by the Selling Stockholders and any other participating person. Regulation M may also restrict the ability of any person engaged in the distribution of the shares of Common Stock to engage in marketmaking activities with respect to the shares of Common Stock. All of the foregoing may affect the marketability of the shares of Common Stock and the ability of any person or entity to engage in market-making activities with respect to the shares of Common Stock. We will pay all expenses of the registration of the shares of Common Stock pursuant to the registration rights agreement, estimated to be $225,000 in total, including, without limitation, Securities and Exchange Commission filing fees and expenses of compliance with state securities or “blue sky” laws; provided, however, that a Selling Stockholder will pay all underwriting discounts and selling commissions, if any. We will indemnify the Selling Stockholders against liabilities, including some liabilities under the Securities Act, in accordance with the registration rights agreements, or the Selling Stockholders will be entitled to contribution. We may be indemnified by the Selling Stockholders against civil liabilities, including liabilities under the Securities Act, that may arise from any written information furnished to us by the Selling Stockholder specifically for use in this prospectus, in accordance with the related registration rights agreement, or we may be entitled to contribution. Once sold under the registration statement, of which this prospectus forms a part, the shares of Common Stock will be freely tradable in the hands of persons other than our affiliates.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION
The following unaudited pro forma financial information (the “Pro Forma Information”) gives effect to the Merger Agreement with Net Element, Inc.. The Merger Agreement was accounted for as a reverse recapitalization in accordance with accounting principles generally accepted in the United States of America (“GAAP”). Under this method of accounting, Net Element was treated as the “acquired” company for financial reporting purposes. Accordingly, the Merger Agreement was reflected as the equivalent of Mullen issuing stock for the net assets of Net Element, accompanied by a recapitalization whereby no goodwill or other intangible assets are recorded. The unaudited pro forma condensed combined balance sheet data as of September 30, 2021 gives effect to the Merger Agreement as if it had occurred on September 30, 2021. The pro forma statements of operations data for the years ended September 30, 2021 and, 2020 give effect to the Merger Agreement as if it had occurred on October 1, 2019.
The following unaudited pro forma financial data presents the pro forma financial position and results of operations of (1) Net Element based on the historical consolidated financial statements of Net Element, after giving effect to the proposed Divestiture of all of the business, assets and certain liabilities of Net Element; and (2) the combined business based on the historical consolidated financial statements of Net Element and Mullen, after giving effect to the Net Element Divestiture and Merger.
The unaudited pro forma combined financial data is based on the audited financial statements of Mullen as of September 30, 2021 and the unaudited financial statements of Net Element as of and for the twelve months ended September 30, 2021. As such, the financial data set forth below is not a prediction or estimate of the amounts that would be reflected in Net Element’s balance sheet as of the day of closing of the transactions. Other than as disclosed in the footnotes thereto, the unaudited pro forma combined financial data does not reflect any additional liabilities, off-balance sheet commitments or other obligations that may become payable after the date of such financial data.
The unaudited pro forma combined financial information does not give effect to the potential impact of current financial conditions, regulatory matters, operating efficiencies or other savings or expenses that may be associated with the integration of the two companies. The unaudited pro forma combined financial information has been prepared for illustrative purposes only and is not necessarily indicative of the financial position or results of operations in future periods or the results that actually would have been realized had Net Element and Mullen been a combined company during the specified periods.

MULLEN AUTOMOTIVE INC.
UNAUDITED PRO FORMA BALANCE SHEET
SEPTEMBER 30, 2021
	Mullen Automotive	Net Element		Pro Forma Adjustments
Assets
Cash	42,174	12,255,904	[a]	(4,665,904)	27,632,174
			[c]	20,000,000
Other current assets	6,768,881	14,093,458	[a]	(14,093,458)	21,768,881
			[d]	15,000,000
Total current assets	6,811,055	26,349,362			49,401,055
Goodwill and intangible assets	2,495,259	10,258,520	[a]	(10,258,520)	2,495,259
Other non-current assets	7,866,180	1,843,894	[a]	(1,843,894)	7,866,180
Total assets	17,172,494	38,451,776			59,762,494
Liabilities
Current liabilities	71,161,443	15,210,382	[a]	(15,210,382)	60,398,443
			[b]	(10,763,000)
Non-current liabilities	7,722,698	9,061,969	[a]	(9,061,969)	7,722,698
Total liabilities	78,884,141	24,272,351			68,121,141
Stockholders’ equity
Preferred stock	5,668	—	[c]	2,000	7,668
Common stock	7,048	630	[a]	(630)	25,571
			[b]	10,763
			[e]	7,760
Paid-in capital	88,650,286	203,372,726	[a]	(195,782,726)	141,982,763
			[b]	10,752,237
			[c]	19,998,000
			[d]	15,000,000
			[e]	(7,760)
Accumulated other comprehensive income	—	(2,147,227)	[a]	2,147,227	—
Accumulated deficit	(150,374,649)	(186,725,694)	[a]	186,725,694	(150,374,649)
Non-controlling interest	—	(321,010)	[a]	321,010	—
Total stockholders’ equity	(61,711,647)	14,179,425			(8,358,647)
Total liabilities and stockholders’ equity	17,172,494	38,451,776			59,762,494

[a]
Reflects deconsolidation of the net assets of Net Element, Inc., with the exception of net cash committed to remain in the consolidated entity

[b]
reflects the May 7, 2021 exchange agreement resulting in conversion $10.8 million in convertible debt to equity concurrently with merger

[c]
reflects the equity purchase by Acuitas of $20 million of Series C Preferred Stock

[d]
reflects the issuance to CEO cast, Inc. of pre-funded warrants to purchase $15.0 million in shares of common stock via issuance of a $15.0 million note receivable

[e]
reflects the shares deemed issued to the shareholders of Net Element, Inc., accounted for as a corporate reorganization.

MULLEN AUTOMOTIVE INC.
UNAUDITED PRO FORMA STATEMENT OF OPERATIONS
YEAR ENDED SEPTEMBER 30, 2021
	Mullen Automotive	Net Element*		Pro Forma Adjustments	Pro Forma
Net Revenues
Service fees	—	110,611,999	[a]	(110,611,999)	—
Total Revenues	—	110,611,999			—
Costs and operating expenses
Cost of service fees	—	97,949,472	[a]	(97,949,472)	—
Selling, general and administrative	19,393,941	17,376,883	[a]	(17,376,883)	19,393,941
Research and development	3,009,027	—			3,009,027
Total Costs and operating Expenses	22,402,968	115,326,355			22,402,968
Loss from Operations	(22,402,968)	(4,714,356)			(22,402,968)
Interest expense	(21,168,232)	(1,477,720)	[a]	1,477,720	(21,168,232)
Other financing costs	—	(3,083)	[a]	3,083	—
Gain on extinguishment of indebtedness, net	890,581	441,492	[a]	(441,492)	890,581
Other income (expense), net	(1,559,961	1,559,961	[a]	(1,559,961)	(1,559,961)
Net loss from continuing operations	(44,240,580)	(4,193,706)			(44,240,580)
Net loss attributable to non-controlling interest	—	51,142		(51,142)	—
Net loss	(44,240,580)	(4,142,564)			(44,240,580)
Net Loss per Share	$(8.56)				$(3.42)
Weighted average shares outstanding, basic and diluted	5,171,144				12,930,890

*
Statement of operations for Net Element, Inc. are derived from the form 10Q ended June 30, 2021, plus the 4th quarter of 2020, plus the 3rd quarter of 2021.

[a]
reflects deconsolidation of the operations of Net Element, Inc.

MULLEN AUTOMOTIVE INC.
UNAUDITED PRO FORMA STATEMENT OF OPERATIONS
YEAR ENDED SEPTEMBER 30, 2020
($000s)
	Mullen Automotive	Net Element*		Pro Forma Adjustments	Pro Forma
Net Revenues
Service fees	—	62,936	[a]	(62,936)	—
Total Revenues	—	62,936			—
Costs and operating expenses
Cost of service fees	—	53,878	[a]	(53,878)	—
Selling, general and administrative	10,427	13,338	[a]	(13,338)	10,777
			[b]	350
Research and development	1,667	—			1,667
Total Costs and operating Expenses	12,094	67,216			12,444
Loss from Operations	(12,094)	(4,280)			(12,444)
Interest expense	(18,094)	(1,395)	[a]	1,395	(18,094)
Other financing costs	—	—
Gain on extinguishment of indebtedness, net	—	—
Other income (expense), net	10	(1,161)	[a]	1,161	10
Net loss from continuing operations	(30,178)	(6,836)			(30,528)
Net loss attributable to non-controlling interest	—	61	[a]	(61)	—
Net loss	(30,178)	(6,775)			(30,528)
Net Loss per Share	$(5.23)				$(2.26)
Weighted average shares outstanding, basic and diluted	5,765,148				13,524,894

*
Statement of operations for Net Element, Inc. are derived from the form 10K ended December 31, 2020, plus the 4th quarter of 2019, less the 4th quarter of 2020.

[a]
reflects deconsolidation of the operations of Net Element, Inc.

[b]
reflects the estimated costs costs in connection with the merger

DETERMINATION OF OFFERING PRICE
The prices at which the shares of Common Stock covered by this prospectus may actually be sold will be determined by the prevailing public market price for shares of Common Stock, by negotiations between the Selling Stockholders and buyers of our Common Stock in private transactions or as otherwise described in “Plan of Distribution.”

DESCRIPTION OF CAPITAL STOCK
General
We are authorized to issue up to 558,000,000 shares of capital stock, including 500,000,000 shares of Common Stock, par value $0.001 per share, and 58,000,000 shares of preferred stock, par value $0.001 per share (the “Preferred Stock”), of which 200,000 shares are designated as “Series A Preferred Stock,” 12,000,000 shares are designated as “Series B Preferred Stock,” and 40,000,000 shares are designated as “Series C Preferred Stock.” As of January 7, 2022, we had 23,383,202 shares of Common Stock, 15,358 shares of Series A Preferred Stock, 5,567,319 shares of Series B Preferred Stock and 5,178,280 shares of Series C Preferred Stock issued and outstanding.
The additional shares of our authorized stock available for issuance may be issued at times and under circumstances so as to have a dilutive effect on earnings per share and on the equity ownership of the holders of our Common Stock. The ability of our board of directors to issue additional shares of stock could enhance the board’s ability to negotiate on behalf of the stockholders in a takeover situation but could also be used by the board to make a change-in-control more difficult, thereby denying stockholders the potential to sell their shares at a premium and entrenching current management. The following description is a summary of the material provisions of our capital stock. You should refer to our certificate of incorporation, as amended and bylaws, both of which are on file with the SEC as exhibits to previous SEC filings, for additional information. The summary below is qualified by provisions of applicable law.
Common Stock
Holders of our Common Stock are each entitled to cast one vote for each share held of record on all matters presented to stockholders, and shall be entitled to notice of any shareholders’ meeting, in accordance with the bylaws. Cumulative voting is not allowed; the holders of a majority of our outstanding shares of capital stock may elect all directors. Holders of our Common Stock are entitled to receive such dividends as may be declared by our board out of funds legally available and, in the event of liquidation, to share pro rata in any distribution of our assets after payment of liabilities. Our directors are not obligated to declare a dividend. It is not anticipated that we will pay dividends in the foreseeable future. Holders of our do not have preemptive rights to subscribe to any additional shares we may issue in the future. There are no conversion, redemption, sinking fund or similar provisions regarding the Common Stock. All outstanding shares of Common Stock are fully paid and nonassessable.
The rights, preferences and privileges of holders of Common Stock are subject to the rights of the holders of any outstanding shares of preferred stock.
Preferred Stock
We may issue up to 58,000,000 shares of preferred stock, par value $0.001 per share, in one or more series. Our board of directors is hereby expressly authorized to provide, out of the unissued shares of preferred stock, for one or more series of preferred stock and, with respect to each such series, to fix the number of shares constituting such series and the designation of such series, the voting powers of the shares of such series, and the preferences and relative, participating, optional or other special rights and any qualifications, limitations or restrictions thereof, of the shares of such series. The powers, preferences and relative, participating, optional and other special rights of each series of preferred stock, and the qualifications, limitations or restrictions thereof, if any, may differ from those of any and all other series at any time outstanding.
The issuance of preferred stock could decrease the amount of earnings and assets available for distribution to the holders of Common Stock or adversely affect the rights and powers, including voting rights, of the holders of Common Stock. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, have the effect of delaying, deferring or preventing a change in control of the Company, which could depress the market price of our Common Stock.

Voting Rights
Except as otherwise expressly provided by the amended and restated certificate of incorporation or as provided by law, the holders of shares of Common Stock and Preferred Stock shall at all times vote together as a single class on all matters (including the election of directors) submitted to a vote of the stockholders; provided, however, that, any proposal which adversely affects the rights, preferences and privileges of the Series A, B or C Preferred Stock must be approved by a majority in interest of the affected Series of Preferred Stock, as the case may be. Each holder of Common Stock, Series B Preferred Stock and Series C Preferred Stock will have the right to one vote per share (on a fully converted basis) held of record by such holder and each holder of Series A Preferred Stock will have the right to 1000 votes per share (on a fully converted basis) held of record by such holder.
Series A Preferred Stock
200,000 shares of Preferred Stock are designated as Series A Preferred Stock.
•
Conversion.   The Series A Preferred Stock is convertible at the option of each holder at any time on a 100-for-1 basis (as adjusted for any stock splits, stock dividends, combinations, recapitalizations or the like with respect to the Common Stock). The Series A Preferred Stock will automatically convert into shares of Common Stock on a 100-for-1 basis (as so adjusted) upon the earlier of (i) a Qualified Public Offering (as such term is defined in the amended and restated certificate of incorporation) or (ii) the date specified by written consent or agreement of the holders of the then outstanding shares of Series A Preferred Stock.

Series B Preferred Stock
12,000,000 shares of Preferred Stock are designated as Series B Preferred Stock.
•
Conversion.   The Series B Preferred Stock is convertible at the option of each holder at any time into the number of shares of Common Stock determined by dividing the Series B Original Issue Price (plus all unpaid accrued and accumulated dividends thereon, as applicable, whether or not declared), by the Series B Conversion Price, as applicable (in each case, the “Conversion Rate”), in effect on the date the certificate is surrendered for conversion. “Series B Original Issue Price” means $0.6877 per share for each share of the Series B Preferred Stock (as adjusted for any stock splits, stock dividends, combinations, recapitalizations or the like with respect to the Series B Preferred Stock). The initial “Series B Conversion Price” is the Series B Original Issue Price, subject to adjustment as set forth in the amended and restated certificate of incorporation. Based on this formula, the Series B Preferred Stock is currently convertible into Common Stock on a 1-for-1 basis. The Series B Preferred Stock will automatically convert into shares of Common Stock upon the earlier of (i) a Qualified Public Offering (as such term is defined in the amended and restated certificate of incorporation) or (ii) the date specified by written consent or agreement of the holders of the then outstanding shares of Series B Preferred Stock. The Series B Preferred Stock will not be convertible by a holder to the extent that the holder or any of its affiliates would beneficially own in excess of 9.99% of the Common Stock, subject to certain protections as provided in the amended and restated certificate of incorporation.

Series C Preferred Stock
40,000,000 Shares of Preferred Stock are designated as Series C Preferred Stock.
•
Conversion.   The Series C Preferred Stock is convertible at the option of each holder at any time into the number of shares of Common Stock determined by dividing the Series C Original Issue Price (plus all unpaid accrued and accumulated dividends thereon, as applicable, whether or not declared), by the Series C Conversion Price, as applicable (in each case, the “Conversion Rate”), in effect on the date the certificate is surrendered for conversion. The initial “Series C Conversion Price” is the Series C Original Issue Price, subject to adjustment as set forth in the amended and restated certificate of incorporation. Based on this formula, the Series C Preferred Stock is currently convertible into Common Stock on a 1-for-1 basis. All of the Series C Preferred Stock shall automatically convert into Common Stock at any such time as (i) the shares underlying the Series C Preferred Stock are subject to an effective registration statement, (ii) the trading price for the Common Stock is more than two times the Series C Conversion Price for twenty (20) trading days in any period of thirty (30) consecutive trading days on Nasdaq CM and (iii) the average daily trading dollar volume of the Common Stock during such twenty trading days is equal to or greater than $4.0 million. The Series C Preferred Stock will not be convertible by a holder to the extent that the holder or any of its affiliates would beneficially own in excess of 9.99% of the Common Stock, subject to certain protections as provided in the amended and restated certificate of incorporation.
•
Dividends.   The Series C Preferred Stock bears a cumulative 15.0% per annum fixed dividend payable no later than the 5th day after the end of each month on the Series C Original Issue Price plus unpaid accrued and accumulated dividends. “Series C Original Issue Price” means $0.6877 per share for each share of the Series C Preferred Stock (as adjusted for any stock splits, stock dividends, combinations, recapitalizations or the like with respect to the Series C Preferred Stock). Dividends on the Series C Preferred Stock are prior to any dividends on any other series of Preferred Stock or the Common Stock. The Company may elect to pay dividends for any month with a paid-in-kind election (“PIK”) if (i) the shares issuable further to the PIK are subject to an effective registration statement, (ii) the Company is then in compliance with all listing requirements of Nasdaq and (iii) the average daily trading dollar volume of the Company’s common stock for ten trading days in any period of twenty consecutive trading days on the NASDAQ is equal to or greater than $2 million.

•
Redemption Rights.   There is no mandatory redemption date, but, subject to the conditions set forth below, all, but not less than all, of the shares are redeemable by the Company at any time, provided that if the Company issues notice to redeem, investor shall have fifteen (15) days to convert such shares to common stock prior to the date of redemption. The redemption price is equal to the Series C Original Issue Price, plus accrued and accumulated dividends, (whether or not declared (the “Series C Redemption Price”). The conditions to the redemption are as follows: (i) the shares have been issued and outstanding for at least one (1) year, (ii) the issuance of the shares of Common Stock underlying the shares has been registered pursuant to the Securities Act and the registration statement is effective, and (iii) the trading price for the Common Stock is less than the Series C Conversion Price (as such term is defined in the amended and restated certificate of incorporation) for twenty (20) trading days in any period of thirty (30) consecutive trading days on the Nasdaq CM. In addition to the above, the shares are also redeemable in accordance with the following schedule provided the issuance of shares of Common Stock underlying the shares has been registered and the registration statement remains effective:

•
Year 1: No Redemption

•
Year 2: Redemption at 120% of the Series C Redemption Price

•
Year 3: Redemption at 115% of the Series C Redemption Price

•
Year 4: Redemption at 110% of the Series C Redemption Price

•
Year 5: Redemption at 105% of the Series C Redemption Price

•
Year 6 and thereafter: Redemption at 100% of the Series C Redemption Price

Anti-Takeover Effects of Certain Provisions of Delaware Law and Our Certificate of Incorporation and Bylaws
Our Certificate of Incorporation, as amended, and Bylaws, as amended contain provisions that could have the effect of discouraging potential acquisition proposals or tender offers or delaying or preventing a change of control. These provisions, summarized below, are expected to discourage certain types of coercive takeover practices and inadequate takeover bids and are designed to encourage persons seeking to acquire control of us to negotiate with our board of directors. We believe that the benefits of increased protection against an unfriendly or unsolicited proposal to acquire or restructure us outweigh the disadvantages of discouraging such proposals. Among other things, negotiation of such proposals could result in an improvement of their terms. These provisions are as follows:
•
Stockholder Meetings.   Under our bylaws, only the Board of Directors, the chairman of the Board, the chief executive officer, or the president (in the absence of a chief executive officer) may call special meetings of stockholders.

•
No Cumulative Voting.    Our amended and restated certificate of incorporation and bylaws do not provide for cumulative voting in the election of directors.

•
Amendment of Provisions in the Amended and Restated Certificate of Incorporation.    The amended and restated certificate of incorporation will generally require the affirmative vote of the holders of at least a majority of the outstanding voting stock in order to amend any provisions of the amended and restated certificate of incorporation concerning, among other things:

•
the required vote to amend certain provisions of the amended and restated certificate of incorporation; and

•
the reservation of the Board of Director’s right to amend the amended and restated bylaws.

•
Amendment of the bylaws.    An amendment of the bylaws by stockholders requires the affirmative vote of the holders of at least a majority of the outstanding voting stock.

•
Concentrated Voting Power.    Shares of our Series A Preferred Stock have 1,000 votes per share, while shares of our Series B and Series C Preferred Stock and Common Stock have one vote per share. David Michery, Mullen founder and Chief Executive Officer, holds substantially all of the issued and outstanding shares of Mullen’s Series A Preferred Stock. Accordingly, Mr. Michery holds approximately 73% of the voting power of our capital stock. As such, Mr. Michery is able to control or exert significant influence over matters submitted to our stockholders for approval, including the election of directors, amendments of our organizational documents and any merger, consolidation, sale of all or substantially all of our assets or other major corporate transactions. Mr. Michery may have interests that differ from yours and may vote in a way with which you disagree, and which may be adverse to your interests. This concentrated control may have the effect of delaying, preventing or deterring a change in control of our company, could deprive our stockholders of an opportunity to receive a premium for their capital stock as part of a sale of our company, and might ultimately affect the market price of shares of our Common Stock.

We are subject to the provisions of Section 203 of the Delaware General Corporation Law, an anti-takeover law. Subject to certain exceptions, the statute prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the date of the transaction in which the person became an interested stockholder unless:
•
prior to such date, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

•
upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least eighty-five percent 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned (1) by persons who are directors and also officers and (2) by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•
on or after such date, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least sixty-six and two-thirds percent 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

Generally, for purposes of Section 203, a “business combination” includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. An “interested stockholder” is a person who, together with affiliates and associates, owns or, within three (3) years prior to the determination of interested stockholder status, owned fifteen percent (15%) or more of a corporation’s outstanding voting securities.
Potential Effects of Authorized but Unissued Stock
We have shares of common stock and preferred stock available for future issuance without stockholder approval. We may utilize these additional shares for a variety of corporate purposes, including future public offerings to raise additional capital, to facilitate corporate acquisitions or payment as a dividend on the capital stock.

The existence of unissued and unreserved common stock and preferred stock may enable our board of directors to issue shares to persons friendly to current management or to issue preferred stock with terms that could render more difficult or discourage a third-party attempt to obtain control of us by means of a merger, tender offer, proxy contest or otherwise, thereby protecting the continuity of our management. In addition, the board of directors has the discretion to determine designations, rights, preferences, privileges and restrictions, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences of each series of preferred stock, all to the fullest extent permissible under the DGCL and subject to any limitations set forth in our Certificate of Incorporation. The purpose of authorizing the board of directors to issue preferred stock and to determine the rights and preferences applicable to such preferred stock is to eliminate delays associated with a stockholder vote on specific issuances. The issuance of preferred stock, while providing desirable flexibility in connection with possible financings, acquisitions and other corporate purposes, could have the effect of making it more difficult for a third-party to acquire, or could discourage a third-party from acquiring, a majority of our outstanding voting stock.
Warrants
The Warrants were issued at an initial exercise price of $0.6877 per share, were immediately exercisable upon issuance and have a term of five years from the date of issuance. The exercise price was adjusted as provided in the warrants and further in accordance with the Merger Agreement such that the exercise price is now $8.84 per share. The Warrants were exercisable for an aggregate of 15,075,707 shares of Common Stock as of January 3, 2022.
The Warrants provide that if the Company issues or sells, enters into a definitive, binding agreement pursuant to which he Company is required to issue or sell or is deemed, pursuant to the provisions of the Warrants, to have issued or sold, any shares of Common Stock for a price per share lower than the exercise price then in effect (a “Dilutive Issuance”), subject to certain limited exceptions, then the exercise price of the Warrants shall be reduced to such lower price per share. In addition, the exercise price and the number of shares of Common Stock issuable upon exercise of the Warrants are subject to adjustment in connection with stock splits, dividends or distributions or other similar transactions.
Registration Rights
At the effective time of the Merger, various agreements that Mullen Technologies entered into were assumed by the Company, including the Exchange Agreement, the $20 Million SPA and the Registration Rights Agreement. These agreements caused the Company to be obligated to file one or more registration statements to register the resale of our Common Stock. See above sections titled “The Exchange Agreement,” “Prior SPAs and Related Warrants,” “Additional Securities Purchase Agreement and Related Warrants.”
Transfer Agent and Registrar
The transfer agent and registrar for our Common Stock and Warrants is Continental Stock Transfer & Trust Company.

LEGAL MATTERS
Unless otherwise indicated in the applicable prospectus supplement, the validity of the securities offered hereby will be passed upon for us by McDermott, Will & Emery LLP. If the validity of the securities offered hereby in connection with offerings made pursuant to this prospectus are passed upon by counsel for the underwriters, dealers or agents, if any, such counsel will be named in the prospectus supplement relating to such offering.

EXPERTS
The consolidated financial statements at September 30, 2021 and 2020 and for the years then ended incorporated by reference in this prospectus have been so incorporated in reliance on the report of Daszkal Bolton LLP, an independent registered public accounting firm, incorporated herein by reference, given on the authority of said firm as experts in auditing and accounting.

ADDITIONAL INFORMATION
This prospectus is part of a registration statement on Form S-3 that we have filed with the SEC relating to the securities being offered hereby. This prospectus does not contain all of the information in the registration statement and its exhibits. The registration statement, its exhibits and the documents incorporated by reference in this prospectus and their exhibits, all contain information that is material to the offering of the securities hereby. Whenever a reference is made in this prospectus to any of our contracts or other documents, the reference may not be complete. You should refer to the exhibits that are a part of the registration statement in order to review a copy of the contract or documents. The registration statement and the exhibits are available at the SEC’s Public Reference Room or through its Website.
We file annual, quarterly and current reports, proxy statements and other information with the SEC. You can read and copy any materials we file with the SEC at its Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549 and at its regional offices, a list of which is available on the Internet at http://www.sec.gov/contact/addresses.htm. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains an Internet site at http://www.sec.gov that contains reports, proxy and information statements, and other information regarding issuers, such as us, that file electronically with the SEC. Additionally, you may access our filings with the SEC through our website at https://investors.mullenusa.com/. The information on our website is not part of this prospectus.
We will provide you without charge, upon your oral or written request, with a copy of any or all reports, proxy statements and other documents we file with the SEC, as well as any or all of the documents incorporated by reference in this prospectus or the registration statement (other than exhibits to such documents unless such exhibits are specifically incorporated by reference into such documents). Requests for such copies should be directed to:
Mullen Automotive Inc.
Attn: David Michery, President, CEO and Chairman
1405 Pioneer St
Brea, CA 92821
(714) 613-1900
You should rely only on the information in this prospectus and the additional information described above and under the heading “Incorporation of Certain Information by Reference” below. We have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely upon it. We are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information in this prospectus was accurate on the date of the front cover of this prospectus only. Our business, financial condition, results of operations and prospects may have changed since that date.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE
The SEC allows us to “incorporate by reference” information that we file with it into this prospectus, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus. The information incorporated by reference is considered to be a part of this prospectus, and information that we file later with the SEC will automatically update and supersede information contained in this prospectus and any accompanying prospectus supplement.
We incorporate by reference the documents listed below that we have previously filed with the SEC:
•
our Annual Report on Form 10-K for the year ended September 30, 2021, filed with the SEC on December 29, 2021 (as amended January 10, 2021);

•
our Current Reports on Form 8-K dated November 4, 2021, November 12, 2021 (as amended November 19, 2021 and January 24, 2022);

•
our definitive information statement on Schedule 14C filed with the SEC on January 25, 2022;

•
our preliminary information statement on Schedule 14C filed with the SEC on January 31, 2022;

•
the description of our Common Stock contained under the caption “Description of Securities” in the Company’s Registration Statement on Form S-4 (Registration No. 333-256166), filed with the SEC on May 14, 2021 (as amended by Form S-4/A on July 22, 2021), including any amendment or report filed for the purpose of updating such description.

All reports and other documents that we file with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of the initial registration statement and prior to effectiveness of the registration statement and after the date of this prospectus but before the termination of the offering of the securities hereunder will also be considered to be incorporated by reference into this prospectus from the date of the filing of these reports and documents, and will supersede the information herein; provided, however, that all reports, exhibits and other information that we “furnish” to the SEC will not be considered incorporated by reference into this prospectus. We undertake to provide without charge to each person (including any beneficial owner) who receives a copy of this prospectus, upon written or oral request, a copy of all of the preceding documents that are incorporated by reference (other than exhibits, unless the exhibits are specifically incorporated by reference into these documents). You may request a copy of these materials in the manner set forth under the heading “Additional Information,” above.